BMO CAPITAL MARKETS CORP.
(An Indirect Wholly Owned Subsidiary of Bank of Montreal)

Statement of Financial Condition

December 31, 2015

(With Report of Independent Registered Public Accounting Firm Thereon)

(1)   Organization and Description of Business

BMO Capital Markets Corp. (the Company) is a wholly owned subsidiary of BMO Financial Corp. (BFC), which is a wholly owned subsidiary of Bank of Montreal (BMO), a Canadian company. The Company operates as a self-clearing, institutional broker-dealer providing investment banking and brokerage services to corporate, institutional, and affiliate clients.   It conducts its principal operations from office facilities in New York and Chicago, maintains additional offices in Atlanta, Boston, Denver, Fort Lauderdale, Houston, San Francisco, Seattle, Toronto and Washington D.C., and also maintains an operations center in Jersey City, New Jersey. The Company is registered with the Securities and Exchange Commission (SEC) as a U.S. securities broker-dealer and as an investment advisor and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA), the Securities Investor Protection Corporation, and a member of various exchanges. The Company is designated as a primary dealer in U.S. government securities by the Federal Reserve Bank of New York.

(2)   Significant Accounting Policies

(a)   Basis of Presentation

The Company maintains its financial records in United States dollars. The Statement of Financial Condition is prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP).

(b)   Use of Estimates

The preparation of the Statement of Financial Condition in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and disclosures of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates.

(c)   Cash

Cash includes funds held in the Company's bank accounts for firm operating activities.

(d)   Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on a trade-date basis. Customers' securities transactions are reported on a settlement-date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded on the Statement of Financial Condition and netted where right of offset exists. Financial instruments are recorded in the Statement of Financial Condition at estimated fair value.

(e)   Securities Purchased or Sold under Agreements to Resell or Repurchase

Securities purchased under agreements to resell (reverse repurchase agreements) and securities sold under agreements to repurchase (repurchase agreements) are accounted for as collateralized

(Continued)

financing transactions. These transactions are collateralized by U.S. government and U.S. government agency securities, Canadian Government and Canadian provincial securities, commercial paper, corporate bonds, and mortgage-backed securities, and are carried at contract amount plus accrued interest.

The Company's policy is to take possession of securities purchased under agreements to resell and to value the securities on a daily basis to protect the Company in the event of default by a counterparty. In addition, actions are taken to obtain additional collateral if the market value of the underlying assets is not sufficient to protect the Company.

Reverse repurchase and repurchase agreements with common counterparties, along with their respective interest receivable and payable, are offset in the accompanying Statement of Financial Condition when they meet the criteria for netting as prescribed by U.S. GAAP.

(f) **Securities Lending Activities**

Securities borrowed transactions require the Company to deposit cash, or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or other collateral in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. Securities borrowed and securities loaned transactions are recorded at the amount of collateral advanced or received. Interest on such transactions is accrued and is included in the Statement of Financial Condition in accrued interest receivable and accounts payable and accrued expenses.

With respect to noncash securities borrowed and securities loaned transactions, the Company records the fair value of the securities received as Securities received as collateral and a corresponding Obligation to return securities received as collateral on the Statement of Financial Condition. As of December 31, 2015, the Company has securities received as collateral of $43,965, which are fully obligated to be returned.

(g) **Collateralized Short-Term Transactions**

As part of the Company's financing and securities settlement activities, the Company uses securities as collateral to support various secured financings. If the counterparty does not meet its contracted obligation to return securities used as collateral, the Company may be exposed to the risk of re-acquiring the securities at prevailing market prices to satisfy its obligations. The Company controls this risk by monitoring the market value of securities pledged each day, and by requiring collateral levels to be adjusted in the event of excess market exposure. As of December 31, 2015, the fair value of assets that the Company has pledged to counterparties under securities sold under agreement to repurchase and securities loaned transactions is $10,045,934. These assets primarily consist of securities where the counterparty has the right to repledge or sell the security. The Company has also received similar assets as collateral for securities purchased under agreements to resell and securities borrowed as of December 31, 2015, with a fair value of $13,024,173.

(Continued)

(h) Income Taxes

The Company's Federal taxable income is included in a Federal consolidated tax return with BFC and its eligible subsidiaries (consolidated group). The Company files separate state tax returns in certain states and is included in combined state tax returns with other affiliates in other states. The Company is party to a tax-sharing agreement with its parent, BFC, under which the Company pays, to BFC, the Company's separately computed tax liability, if any, and under which BFC pays, to the Company, the Company's separately computed tax benefit, if any, arising from the utilization of the Company's separately computed taxable loss by the consolidated group. Income taxes currently payable (receivable) are paid to or (received from) from BFC.

In accordance with U.S. GAAP, the Company evaluates tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely than-not" of being sustained by applicable tax authority based upon technical merits of the position. Tax benefits from tax positions not deemed to meet the "more-likely than-not" threshold are not recognized in the year of determination.

(i) Stock-Based Compensation

BMO offers a long-term incentive program for certain of the Company's senior employees. Under this plan, participants are granted an award in restricted stock units and receive cash payment in three installments, based upon BMO's common stock price, over a three-year period. Employees who resign or are terminated for cause will not be entitled to receive awards previously granted.

(j) Exchange Memberships

Exchange memberships, which represent ownership interests in exchanges and provide the Company with the right to conduct business on the exchanges, are included in other assets and are carried at cost, or if an other than temporary impairment in value has occurred, at a value that reflects management's estimate of this impairment, which approximates fair value of $1,943 at December 31, 2015.

(k) Recent Accounting Pronouncements

The FASB issued ASU 2015-02, "Consolidation (Topic 810): Amendments to the Consolidation Analysis," in February 2015, related to consolidation of legal entities including limited partnerships, limited liability companies, and securitization structures. The guidance eliminates the deferral issued by the FASB in February 2010 of the accounting guidance for variable interest entities for certain investment funds, including mutual funds, private equity funds, and hedge funds. The guidance will be effective in the first quarter of 2016. The Company is currently evaluating the impact of this ASU on its financial position.

(Dollars in thousands)

The FASB issued ASU 2014-11, "Transfers and Servicing (Topic 860): Repurchase-to-Maturity Transactions, Repurchase Financings, and Disclosures," in June 2014. This ASU changes the accounting for repurchase-to-maturity transactions, which are currently generally accounted for as sales with forward purchase agreements, to secured borrowing accounting. Additionally, this ASU requires that the initial transfer of a financial asset in a repurchase financing be accounted for separately from the contemporaneous repurchase agreement, resulting in secured borrowing accounting for the repurchase agreement. Finally, ASU 2014-11 requires new disclosures related to repurchase agreements, securities lending arrangements, and other transfers of financials assets. The accounting changes in this ASU were effective for the Company as of January 1, 2015 and are disclosed in note 3 to the Statement of Financial Condition.

(3) Securities Purchased under Agreements to Resell, Securities Sold under Agreements to Repurchase and Securities Lending Activity

The table below presents securities financing agreements included on the Statement of Financial Condition at December 31, 2015. The gross assets and liabilities are adjusted to take into consideration the effect of legally enforceable master netting agreements that meet the accounting criteria for netting under U.S. GAAP in order to derive the net balance sheet amount.

The column titled "Financial Instruments" in the table below represents securities received or pledged under repurchase or securities lending agreements where there are legally enforceable master netting agreements in place. These amounts are not offset on the Statement of Financial Condition, but are shown as a reduction to the net balance sheet amount in order to derive a net asset or liability. Securities collateral received or pledged where the legal enforceability of master netting agreements are uncertain is not included in the table below:

		Gross assets/ liabilities	Amounts offset	Net balance sheet amount	Financial instruments	Net assets/ liabilities
Securities borrowed	$	8,831,323	—	8,831,323	(2,662,118)	6,169,205
Securities purchased under agreements to resell		6,418,877	(1,577,690)	4,841,187	(2,390,625)	2,450,562
Securities received as collateral		43,965	—	43,965	(43,965)	—
	$	15,294,165	(1,577,690)	13,716,475	(5,096,708)	8,619,767
Securities loaned	$	5,259,778	—	5,259,778	(3,743,979)	1,515,799
Securities sold under agreements to repurchase		6,357,607	(1,577,690)	4,779,917	(2,993,216)	1,786,701
Obligation to return securities received as collateral		43,965	—	43,965	(43,965)	—
	$	11,661,350	(1,577,690)	10,083,660	(6,781,160)	3,302,500

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(Dollars in thousands)

In 2015 the Company adopted ASU 2014-11, which requires enhanced disclosure with respect to the types of financial assets pledged in secured financing transactions and the remaining contractual maturity of the secured financing transactions; the following table presents this information as of December 31, 2015.

	December 31, 2015 Remaining Contractual Maturity				
	Overnight and Continuous	Up to 30 days	30 - 90 days	Greater than 90 days	Total gross liabilities
Securities loaned					
Equities	$ 5,259,778	—	—	—	5,259,778
Total securities loaned	$ 5,259,778	—	—	—	5,259,778
Securities sold under agreements to repurchase					
U.S Treasury securities	$ 4,808,871	1,162,344	—	—	5,971,215
U.S government agency securities	338,232	—	—	—	338,232
Corporate debt securities	25,672	—	—	—	25,672
Other	22,488	—	—	—	22,488
Total securities sold under agreements to repurchase	$ 5,195,263	1,162,344	—	—	6,357,607
Obligation to return securities received as collateral					
Equities	$ 43,965	—	—	—	43,965
Total obligation to return securities received as collateral	$ 43,965	—	—	—	43,965
Total	$ 10,499,006	1,162,344	—	—	11,661,350

(4) Securities and Cash Segregated Pursuant to Federal and Other Regulations

U.S. Treasury securities with a market value of $78,295 have been segregated in a "special reserve bank account for the exclusive benefit of customers" under Rule 15c3-3 of the SEC and are included in the Statement of Financial Condition in financial instruments owned, at fair value.

The Company has satisfied collateral requirements with clearing corporations and other broker-dealers by depositing securities of $90,628 included in the Statement of Financial Condition in securities purchased under agreements to resell and cash in the amount of $53,634 included in the Statement of Financial Condition in receivable from brokers, dealers, and clearing organizations as of December 31, 2015.

(Dollars in thousands)

(5) Receivable from and Payable to Brokers, Dealers, and Clearing Organizations

Amounts receivable from and payable to brokers, dealers, and clearing organizations at December 31, 2015 consist of the following:

		Receivable	Payable
Securities failed-to-deliver/receive	$	145,348	289,542
Receivable from/payable to brokers and dealers		856,271	2,996,480
Receivable from/payable to clearing organizations		93,351	44,306
	$	1,094,970	3,330,328

(6) Financial Instruments Owned and Sold, not yet Purchased, at Fair Value

The Company trades in U.S. government and U.S. government agency securities, Canadian Government and Canadian provincial securities, commercial paper, corporate debt securities, asset-backed securities, equity securities, futures, and option contracts.

Financial instruments owned and financial instruments sold, not yet purchased consisted of the following at December 31, 2015:

		Owned	Sold, not yet purchased
U.S. government and agency obligations	$	2,575,736	3,502,351
Canadian government and provincial obligations		11,327	2,259
Corporate and other obligations		204,062	6,187
Asset-backed securities		45,165	—
Equity securities		86,586	163,999
Interest rate and equity options		54,907	—
	$	2,977,783	3,674,796

The Company finances the majority of its financial instruments owned through repurchase or securities loaned agreements. Financial instruments sold, not yet purchased are generally offset through reverse repurchase or securities borrowed agreements.

(Continued)

(7)   Fair Value

U.S. GAAP defines fair value, establishes a framework for measuring fair value, provides disclosure requirements around fair value, and specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumptions. These two types of inputs create the following fair value hierarchy:

Level 1 – Quoted prices for *identical* instruments in active markets

Level 2 – Quoted prices for *similar instruments* in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets

Level 3 – Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are *unobservable*

This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value. U.S. GAAP also precludes the use of block discounts for instruments traded in an active market, which were previously applied to large holdings of publicly traded equity securities, and requires the recognition of trade-date gains after consideration of all appropriate valuation adjustments related to certain derivative trades that use unobservable inputs in determining their fair value.

(a)   Determination of Fair Value

The fair value of the majority of the Company's financial instruments is based on quoted prices in active markets, observable inputs, or external pricing service data. These instruments include U.S. government and agency obligations, Canadian government and provincial obligations, corporate debt securities, asset-backed securities, listed equity securities, exchange-traded derivatives, and forward currency contracts. The Company validates the prices obtained from third-party pricing vendors to ensure that the Company's fair value determination is reasonable. The Company evaluates the methodology of third-party pricing vendors as well as the asset or liability class and security level information the vendors supply. The Company often has multiple sources to support fair value pricing, and discrepancies among sources are vetted for consistency with guidelines under U.S. GAAP.

(Continued)

(Dollars in thousands)

(b) *Items Measured at Fair Value on a Recurring Basis*

The following table presents for each of the fair value hierarchy levels the Company's financial instruments that are measured at fair value on a recurring basis at December 31, 2015:

Description		Level 1	Level 2	Level 3	Netting (1)	Total
Assets:						
Securities owned:						
U.S. government and agency obligations	$	2,407,557	168,179	—	—	2,575,736
Canadian government and provincial obligations		990	10,337	—	—	11,327
Corporate and other obligations		—	204,062	—	—	204,062
Asset-backed securities		—	45,165	—	—	45,165
Equity securities		86,586	—	—	—	86,586
Interest rate and equity options		111,997	—	—	(57,090)	54,907
		2,607,130	427,743	—	(57,090)	2,977,783
Interest rate futures and currency forwards		908	2	—	(3)	907
	$	2,608,038	427,745	—	(57,093)	2,978,690
Liabilities:						
Securities sold, not yet purchased:						
U.S. government and agency obligations	$	3,331,077	171,274	—	—	3,502,351
Canadian government and provincial obligations		—	2,259	—	—	2,259
Corporate and other obligations		—	6,187	—	—	6,187
Asset-backed securities		—	—	—	—	—
Equity securities		163,999	—	—	—	163,999
Interest rate and equity options		57,090	—	—	(57,090)	—
		3,552,166	179,720	—	(57,090)	3,674,796
Interest rate futures and currency forwards		—	50	—	(3)	47
	$	3,552,166	179,770	—	(57,093)	3,674,843

(1) The impact of netting represents an adjustment related to counterparty and cash collateral netting.

(Dollars in thousands)

The Company classifies instruments in Level 3 of the fair value hierarchy when there is reliance on at least one significant unobservable input to the valuation model. In addition to these unobservable inputs, the valuation models for Level 3 financial instruments typically also rely on a number of inputs that are readily observable either directly or indirectly.

(c) ***Other Fair Value Disclosure***

Many but not all of the financial instruments held by the Company are recorded at fair value in the Statement of Financial Condition. Cash, repurchase and reverse repurchase agreements, securities borrowed or loaned, receivables or payables from customers or from brokers, dealers and clearing organizations, and bank loan payables are recorded at amounts that approximate fair value due to their highly liquid nature and short maturity. The estimated fair value of the Company's liabilities subordinated to the claims of general creditors, based upon current rates offered to the Company for similar types of borrowing arrangements and the variable rate nature of the borrowings, approximates carrying value.

(8) Short-Term Borrowings

Short-term borrowings are generally used to finance securities inventories and to facilitate the securities settlement process. The level of these borrowings fluctuates daily and at times significantly, depending on market activity. The Company had a $1,000,000 credit facility with BMO at December 31, 2015. As of December 31, 2015, $27,000 was drawn at an interest rate of 0.525%. The Company also has third-party credit facilities aggregating to $380,000 in overnight borrowings of which none were drawn at December 31, 2015.

(9) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to compute its net capital requirements under the alternative method, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $1,000 or 2% of aggregate debit items as shown in the Formula for Reserve Requirement pursuant to Rule 15c3-3. The Company's minimum capital requirement may also be increased over such minimums by certain provisions of Rule 15c3-1. FINRA, the Company's designated self-regulatory organization, has certain additional capital requirements, which provide that equity capital may not be withdrawn nor may cash dividends be paid if the resulting net capital would be less than 5% of the calculated aggregate debits.

In addition, as a clearing member of Chicago Mercantile Exchange, Inc. (CME), the Company is qualified to clear transactions for all CME futures and options on futures contracts. Therefore, the Company is subject to the Commodity Futures Trading Commission minimum net capital requirement of 8% of noncustomer risk maintenance margin as well.

At December 31, 2015, the Company had net capital of $475,488, which was $470,175 in excess of its required net capital of $5,313.

(Dollars in thousands)

(10) Commitments, Contingencies and Guarantees

The Company rents its operating facilities in Chicago from its affiliate, BMO Harris Bank N.A (BHB) and renews its rental commitment annually. The Company rents its operating facilities in Houston from BMO.

BMO has entered into lease commitments for its operating facilities in New York and New Jersey, and the Company's estimated share of the minimum total lease obligation due under these leases is as follows:

2016	$	9,366
2017		9,441
2018		8,971
2019		9,080
2020		9,188
2021 and thereafter		8,108
	$	54,154

The Company also has additional leases in Atlanta, Boston, Denver, Fort Lauderdale, San Francisco, and Washington DC. The minimum total lease obligation due under these leases is as follows:

2016	$	1,527
2017		1,455
2018		733
2019		735
2020		736
2021 and thereafter		1,641
	$	6,827

The Company enters into underwriting commitments. At December 31, 2015, there were no open underwriting commitments.

The Company has been named as a defendant in various legal actions. In the opinion of management, based on consultation with legal counsel, these actions will not result in any material adverse effect on the financial position of the Company.

Some contracts that the Company enters into include indemnification provisions that obligate the Company to make payments to the counterparty or others in the event certain events occur. The contingencies generally relate to the changes in the value of underlying assets, liabilities, or equity securities or upon the occurrence of events, such as an adverse litigation judgment or an adverse interpretation of the tax law. The indemnification clauses are often standard contractual terms and were entered into based on an assessment that the risk of loss would be remote. Since there are no stated or notional amounts included in the indemnification clauses and the contingencies triggering the obligation to indemnify have not occurred and are not expected to occur, the Company is not able to estimate the maximum potential amount of

(Dollars in thousands)

future payments under these indemnification clauses. There are no amounts reflected on the Statement of Financial Condition as of December 31, 2015 related to these indemnifications.

The Company is a member of several securities and derivatives exchanges and clearinghouses. In the normal course of business, the Company provides collateral that is determined by the membership agreements with exchanges and clearinghouses or by regulation. The exchanges and clearinghouses guarantee the performance of other members in the event that a member is unable to satisfy its obligations to the exchange or clearinghouse. To mitigate these performance risks, the exchanges and clearinghouses typically require members to post collateral and may have a lien on a member's collateral in the event of a member default. The Company's obligation under such guarantees could exceed the amount of collateral posted. The Company's potential liability under these agreements is not quantifiable. Accordingly, the Company has not recorded a contingent liability in its Statement of Financial Condition and believes that potential to incur material losses under these agreements is remote.

(11) Liabilities Subordinated to Claims of General Creditors

Liabilities subordinated to claims of general creditors, payable to BFC, consist of the following as of December 31, 2015:

Due March 31, 2017, 90-day LIBOR + 0.41%	$	50,000
Due April 15, 2017, 90-day LIBOR + 0.25%		30,000
Due August 1, 2017, 30-day LIBOR + 0.89%		50,000
Due September 2, 2017, 30-day LIBOR + 0.85%		150,000
Due September 2, 2017, 30-day LIBOR + 0.95%		100,000
Due October 31, 2017, 90-day LIBOR + 0.25%		45,000
Due December 3, 2017, 90-day LIBOR + 0.90%		100,000
Due August 31, 2018, 30-day LIBOR + 1.47%		25,000
	$	550,000

The 30-day and 90-day London Interbank Offered Rates (LIBOR) were approximately 0.36% and 0.54%, respectively, at December 31, 2015. The subordinated liabilities are covered by agreements approved by the FINRA and are thus available in computing net capital under the SEC's Rule 15c3-1. Prepayment or payment upon maturity is subject to the approval of the FINRA. Repayment of this indebtedness is not permitted if, after repayment, the Company would fail to meet its regulatory capital requirements.

(12) Income Taxes

The tax effects of temporary differences that give rise to significant portions of the net deferred tax assets included in other assets at December 31, 2015 are presented below:

BMO CAPITAL MARKETS CORP.

(An Indirect Wholly Owned Subsidiary of Bank of Montreal)

Notes to Statement of Financial Condition

December 31, 2015

(Dollars in thousands)

Deferred tax assets:		
Deferred employee compensation	$	33,640
Employee benefit plans		11,260
Deferred lease obligation		1,211
Federal tax loss carryforward		725
State tax loss carryforward		5,401
Charitable contribution carryforward		1,004
Deferred expenses		1,188
Total deferred tax assets		54,429
Valuation allowance		(5,167)
Deferred tax assets, net		49,262
Deferred tax liability:		
Intangible assets		(785)
Depreciation		(930)
Total deferred tax liability		(1,715)
Net deferred tax assets	$	47,547

A valuation allowance of $5,167 exists at December 31, 2015 to offset a portion of the Company's state deferred tax assets. The valuation allowance decreased by $3,175 in 2015 due to the decrease in valuation allowances established on certain state deferred tax assets. Management believes that the realization of the deferred tax assets, with the exception of certain state deferred tax assets and state loss carryforwards, is more likely than not at December 31, 2015.

Federal tax loss carryforwards at December 31, 2015 of approximately $2,072 will expire in 2033.

State tax loss carryforwards at December 31, 2015 of approximately $448,977 will expire in varying amounts in the years 2024 through 2035.

The balance of unrecognized tax benefits may decrease between $0 and $527 during the next 12 months depending upon the settlement of Federal, state, and local tax audits.

The Company joins in filing a consolidated Federal income tax return with its parent, BFC. At December 31, 2015, the Company has an outstanding receivable from BFC of $5,106 related to income taxes recorded in the Statement of Financial Condition.

There are no outstanding Federal examinations or statute extensions currently in force for years prior to 2011. The Company is currently under examination by several state and local taxing authorities (with New York City being the most significant jurisdiction) for years 2009 onward. It is anticipated that several of these tax examinations will be completed by the end of 2016. As of December 31, 2015, no significant

(Continued)

(Dollars in thousands)

adjustments have been proposed for the Company's Federal, state, or local tax filings that would have a material impact on the Company's effective tax rate.

The Company had approximately $44 accrued for the payment of interest and penalties at December 31, 2015.

(13) Benefit Plans

The Company is a participating entity in noncontributory defined-benefit pension plans sponsored by BHB, a wholly owned subsidiary of BFC. Most of the employees participating in retirement plans are included in one primary plan (Plan). Certain employees participating in the Plan are also covered by a supplemental unfunded retirement plan. The purpose of the supplemental plan is to extend full retirement benefits to individuals without regard to statutory limitations for qualified funded plans.

The Plan's benefit formula is an account-based formula, which is based upon eligible pay, age, and length of service. The policy for the Plan is to have the participating entities, at a minimum, fund annually an amount necessary to satisfy the requirements under the Employee Retirement Income Security Act, without regard to prior years' contributions in excess of the minimum.

The Company is a participating entity in the postretirement medical plan sponsored by BHB that provides medical care benefits for retirees (and their dependents) who have attained age 55 and have at least 10 years of service. Effective December 31, 2007, the plan was changed to reflect expanded coverage available through Medicare and supplemental plans for retirees age 65 and older. Post-65 benefits for new hires and employees under age 35 were eliminated and corporate contributions for post-65 benefits for certain employees were reduced.

The Company records payables to BHB related to its participation in the pension, supplemental and postretirement benefit plans in the Statement of Financial Condition. The pension liabilities of the Company were $2,840 as of December 31, 2015 and the postretirement and supplemental unfunded retirement plan liabilities were $2,517 and $22,155, respectively, as of December 31, 2015.

The Company participates in a 401(k) defined-contribution plan sponsored by BHB that is available to virtually all employees and makes a matching contribution based on the amount of eligible employee contributions.

(14) Financial Instruments with Off-Balance-Sheet Risk

The Company enters into various transactions involving derivatives and other off-balance-sheet financial instruments. These financial instruments include forward contracts, exchange-traded futures and options, and securities purchased and sold on a when-issued or delayed delivery basis. These derivative financial instruments are used to facilitate customer transactions, conduct trading activities, and manage market risks, and are, therefore, subject to varying degrees of market and credit risk. Derivative transactions are entered into for trading purposes or to hedge other positions or transactions. Futures and forward contracts and when-issued securities entered into by the Company provide for delayed delivery of the underlying instrument.

(Dollars in thousands)

The following table summarizes the notional amounts of derivatives held for trading purposes, the gross fair values of which are recorded on the Statement of Financial Condition at December 31, 2015:

	Fair value		Notional	
	Assets	**Liabilities**	**Purchases**	**Sales**
Equity options	$ 111,772	57,090	625,915	577,269
Interest rate options	225	—	2,945	—
Interest rate futures contracts	908	—	11,181	181,780
Forward currency	2	50	26,126	148
Forward securities	183	228	59,714	893,562

The fair value of equity options and forward securities transactions is included in financial instruments owned and sold, not yet purchased and the fair value of futures and forward currency contracts is included in receivable from / payable to brokers, dealers, and clearing organizations in the Statement of Financial Condition.

The table below presents derivative fair values included on the Statement of Financial Condition at December 31, 2015. The gross assets and liabilities are adjusted to take into consideration the effect of legally enforceable master netting agreements or clearing agreements that meet the accounting criteria for netting under U.S. GAAP.

The amounts in the column titled "Financial Instruments/Cash" in the table below represent securities or cash pledged under various clearing agreements. These amounts are not offset on the Statement of Financial Condition, but are shown as a reduction to the net balance sheet amount in order to derive a net asset or liability.

	Gross Assets/ Liabilities	Amounts Offset	Net Balance Sheet Amount	Financial Instruments/Cash	Net Assets/ Liabilities
Interest rate and equity options	$ 111,997	(57,090)	54,907	(54,907)	—
Interest rate futures	908	(1)	907	(907)	—
Forward currency	2	(2)	—	—	—
Forward securities	183	—	183	—	183
Total Assets	$ 113,090	(57,093)	55,997	(55,814)	183
Interest rate and equity options	$ 57,090	(57,090)	—	—	—
Interest rate futures	—	—	—	—	—
Forward currency	50	(3)	47	—	47
Forward securities	228	—	228	—	228
Total Liabilities	$ 57,368	(57,093)	275	—	275

The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. Futures contracts are executed on an exchange, and cash settlements are made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk. The credit risk for forward contracts, options, and when-issued securities is limited to the unrealized market valuation gains recorded in the Statement of Financial Condition. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by the market forces such as volatility and changes in interest rates. The Company had certain transactions that, in accordance with industry practice, were not recorded on the Statement of Financial Condition. These commitments, certain of which are with affiliated parties, are undertaken in the normal course of business. The settlement of these commitments is not expected to have a material adverse effect on the Company's financial position.

The Company's activities involve the execution, clearance, and settlement of various securities transactions for institutional investors, and other broker-dealers. Customer securities activities are transacted on either a delivery versus payment, cash, or margin basis, and are subject to exchange or Federal regulations. In accordance with industry practice, the Company records customer securities transactions on a settlement-date basis, which is generally one to three business days after trade date. These transactions may expose the Company to off-balance-sheet risk in the event that a customer is unable to fulfill its contracted obligations. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill its obligations.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or reduce positions when necessary.

The Company's financing and securities settlement activities require the Company to pledge its securities as collateral in support of various collateralized repurchase agreements. In the event the counterparty is unable to meet its contractual obligation to return the securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. Additionally, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

(a) *Concentrations of Credit Risk*

The Company is engaged in various securities trading activities servicing a diverse group of domestic and foreign corporations, governments, and institutional investors. A substantial portion of the Company's transactions are executed with institutional investors, including other brokers and dealers, commercial banks, insurance companies, pension plans, mutual funds, and other financial institutions. The Company's principal activities are also subject to the risk of counterparty nonperformance.

(Continued)

(Dollars in thousands)

(b) Market Risk

The securities and derivative financial instruments traded by the Company involve varying degrees of off-balance-sheet market risk. Market risk is the potential change in value of the financial instrument caused by unfavorable changes in interest rates, or the market value of the securities underlying the instruments. The Company monitors its exposure to market risk through a variety of control procedures, including daily monitoring of trading positions and limits.

Financial instruments sold, not yet purchased commit the Company to deliver specified securities at predetermined prices. To satisfy the obligation, the Company must acquire the securities at market prices, which may differ from the values on the Statement of Financial Condition.

(15) Interests in Variable Interest Entities (VIE)

In accordance with U.S. GAAP, the Company evaluates whether it has a controlling financial interest in a VIE through means other than voting rights and whether it should consolidate the entity. VIEs include entities where the equity is considered insufficient to finance the entity's activities for which the equity holders do not have a controlling financial interest. The Company is required to consolidate VIEs if the investments held in those entities and/or the relationships with them result in the Company holding both the power to direct activities that most significantly impact the VIE's economic performance, and the obligation to absorb losses or the rights to receive benefits resulting from those activities of the VIE.

The Company acts as servicing agent to Fairway Finance Company, LLC (Fairway) and provides accounting and other administrative support to this entity, which is a VIE. Fairway is an affiliate of the Company. Fairway is organized under the laws of Delaware.

Fairway was established to purchase interests in receivables and similar assets, or in some instances, make loans secured by interests in receivables from clients. Fairway funds its purchases and loans primarily through the issuance of A-1/P-1 rated commercial paper notes.

The Company has determined that it does not have the power to direct activities that most significantly impact the VIE's economic performance as of December 31, 2015.

(16) Transactions with Affiliates

The Company has reverse repurchase and repurchase agreements with affiliates of $2,093,536 and $1,311,602, respectively, at December 31, 2015. In addition, the Company has securities borrowed and loaned with affiliates of $1,014,274 and $1,201,387, respectively.

In connection with servicing agreements and technical service agreements, the Company recorded a net receivable from affiliates of $18,432 as of December 31, 2015, which is included in the Statement of Financial Condition.

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The Company clears transactions for certain affiliates. This generated a receivable from noncustomer of $7,437 and a payable to noncustomer of $1,651,781 as of December 31, 2015.

(17) Subsequent Events

Management has evaluated all subsequent events for the Company after the balance sheet date through February 26, 2016, the date the Statement of Financial Condition was available to be issued, and has concluded there are no recognized or non-recognized events that require financial statement disclosure.